UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

October 2, 2003
Date of Report (Date of earliest event reported)

ASSOCIATED MATERIALS INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-24956	75-1872487
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3773 State Road
Cuyahoga Falls, Ohio 44223
(Address of Principal Executive Offices)

(330) 929-1811
(Registrant's Telephone Number, Including Area Code)

TABLE OF CONTENTS

Item 9. REGULATION FD DISCLOSURE

The information in this Current Report, including the attached exhibits, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

On October 2, 2003, Associated Materials Incorporated ("Associated Materials") made a presentation to a group of investors at the Credit Suisse First Boston High Yield Conference in San Diego, California. A copy of the slide presentation is attached as Exhibit 99.1.

This Current Report on Form 8-K and exhibits attached hereto contain certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) relating to Associated Materials that are based on the beliefs of Associated Materials' management. When used in this Current Report and the attached exhibits, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions identify forward-looking statements. Such statements reflect the current views of Associated Materials' management with respect to Associated Materials' ability to profit from the acquisition of Gentek Holdings, Inc. and to grow the Gentek brands as expected. Associated Materials' ability to profit from its initiatives will depend on a number of factors, including primarily customer acceptance of Gentek's products, the achievement of anticipated synergies and operational efficiency. Such statements also reflect the current views of Associated Materials' management with respect to its operations and results of operations regarding the availability of consumer credit, interest rates, employment trends, levels of consumer confidence, consumer preferences, national and regional trends in new housing starts, raw material costs, pricing pressures, costs of environmental compliance, level of competition within our market, availability of alternative building products, shifts in market demand, and general economic conditions. These statements are subject to certain risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED MATERIALS
INCORPORATED

DATE: October 3, 2003

By: /s/ D. Keith LaVanway

D. Keith LaVanway
Vice President, Chief Financial Officer,
Treasurer and Secretary